UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended June 30, 2021

370 Markets LLC
(Exact name of issuer as specified in its charter)

Delaware	85-1961217
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8545 W. Warm Springs Road, Suite A4 #192, Las Vegas, NV 89113
(Full mailing address of principal executive offices)

702-860-9650
(Issuer’s telephone number, including area code)

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

The information contained in this report includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, our manager, each series of our company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express our manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

i

ITEM 1.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Since its formation June 29, 2020, 370 Markets, LLC d/b/a Rares Markets, a Delaware series limited liability company (“Rares Markets”, “we”, “us”, “our”, or “the Company”), has been engaged primarily in identification, acquisition, marketing and management of investment grade collectible sneakers for the benefit of the investors. 370 Legacy, Inc. is the manager of our company (“our Manager”) and serves as the manager for each series.

As at June 30, 2021, the following series have been authorized by the Company:

	Series Name	Asset	Offering Status
1	Holy Grail	1985 Nike Air Jordan 1 OG Sample, with Black Sole (1 of a limited unknown quantity, between 5 and 25 examples with only 1 other confirmed example)	Opened August 12, 2021 Still Open
2	Silicon Valley	1990’s Apple Sneakers	Open on June 7, 2021 Still Open
3	Hova Series	2010 Nike Air Force 1 “All Black Everything” Promo Shoe made for Jay-Z and World Basketball Festival Brazil	Open May 18, 2021 Closed Series to New Investors on August 6, 2021
		2010 Nike Air Force 1 “All Black Everything” Promo Shoe made for Jay-Z and World Basketball Festival China	Open May 18, 2021 Still Open
	Total	2 Assets
4	Speedboat	1985 Air Jordan 1 Low Metallic Blue New	Opened Sept 13, 2021 Still Open
5	The Goats	1985 Air Jordan 1 White New	Open May 27, 2021 Still Open
1985 Air Jordan 1 Metallic Blue
2004 Air Force 1 Kobe Friends & Family Blue Patent Leather
2004 Air Force 1 Kobe Players Edition Red
	Total	4 Assets

Results of Operations

Revenues

Revenues are generated at the series level and are expected to be derived from the sale of each underlying asset in the associated series. As of June 30, 2021, no series has generated any revenues. We have no definitive plans for generating revenue with any Underlying Asset.

Operating Expenses

The operating expenses incurred prior to the closing of an offering related to any Underlying Asset is being paid by our recognized by our master LLC. Once acquiring each asset, each series will be responsible for its own operating expenses, such as storage, insurance or maintenance.

For the six months ended June 30, 2021, we incurred $14,775 in operating expenses by the master LLC. No expenses were incurred at the series level. The following table summarizes the operating expenses by category:

Operating Expense	Six-Month Period Ended June 30, 2021	Six-Month Period Ended June 30, 2020
Advertising & Marketing	$4,000	$-
Management Fee	$9,549	$-
Bank Charges & Fees	$276	$-
Office Supplies & Software	$650	$-
Taxes & Licenses	$300	$-
TOTALS	$14,775	$-

Net Loss

As a result of the cumulative effect of the foregoing factors, we generated a net loss of $14,775 for the six months ended June 30, 2021.

Liquidity and Capital Resources

From inception, the Company has financed their business activities through capital contribution, and each series has been supposed by inter company loans from our Manager. The loans are recorded as current liabilities and will be paid back out of the proceeds of successful offerings.

Inter Company Loans

In connection with the acquisition of the underlying assets our Manager has advanced funds to be repaid out of proceeds of each offering. The following table summarizes these notes outstanding by series as of June 30, 2021 and December 31, 2020:

Series	Balance June 30, 2021	Balance December 31, 2020
Holy Grail	$9,750	$-
Silicon Valley	$12,000	$-
Hova Series	$14,000	$-
Speedboat	$6,769	$-
The GOATs	$20,038	$-
Unallocated	$201,724	$94,319
TOTALS	$264,281	$94,319

Series Subscriptions

As at June 30, 2021, we have recorded each investment offering as a subscription receivable. As of that date, our series subscriptions are as follows:

Series	Balance June 30, 2021	Balance December 31, 2020
Holy Grail	$5,600	$-
Silicon Valley	$6,828	$-
Hova Series	$24,323	$-
Speedboat	$4,160	$-
The GOATs	$16,724	$-
Unallocated	$7,287
TOTALS	$64,962	$-

Critical Accounting Policies

The preparation of our financial statements in accordance with generally accepted accounting principles is based on the selection and application of accounting policies that require us to make significant estimates and assumptions about the effects of matters that are inherently uncertain. We consider the accounting policies discussed below to be critical to the understanding of our financial statements. Actual results could differ from our estimates and assumptions, and any such differences could be material to our consolidated financial statements.

Investment in Collectibles

Our collectible Underlying Assets are recorded at cost.  The cost includes the purchase price, including any deposits for the collectibles funded by the manager and acquisition expenses, which include all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of the collectibles incurred prior to the closing, including brokerage and sales fees and commissions, appraisal fees, research fees, transfer taxes, third-party industry and due diligence experts, auction house fees and travel and lodging for inspection purposes.

We treat the collectibles as long-lived assets and are subject to an annual test for impairment but are not depreciated or amortized.  These long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

As of June 30, 2021, we have determined that none of our collectibles are impaired.

Contingent Liabilities

We may be subject to lawsuits, investigations and claims (some of which may involve substantial dollar amounts) that can arise out of our normal business operations. We would continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential amounts or ranges of probable losses, and recognize a liability, if any, for these contingencies based on a thorough analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Because most contingencies are resolved over long periods of time, liabilities may change in the future due to new developments (including new discovery of facts, changes in legislation and outcomes of similar cases through the judicial system), changes in assumptions or changes in our settlement strategy. There were no contingent liabilities as of June 30, 2021.

Income Taxes

The Company is a limited liability company.  Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to our members. Therefore, no provision for income tax has been recorded in the financial statements.  Income from the Company is reported and taxed to the members on their individual tax returns.

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.  The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances, and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may, in the future become subject to federal, state, and local income taxation though it has not been since its inception.  The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Trends

Subsequent to June 30, 2021, we launched offerings for an additional eight series. We plan to launch additional offerings of various series in the next twelve months. The proceeds from any offerings closed during the next twelve months will be used to acquire additional collectible sneakers, which we anticipate will enable the Company to reduce operating expenses for each series.

ITEM 2.  OTHER INFORMATION

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period ended June 30, 2021, but was not reported.

ITEM 3.  FINANCIAL STATEMENTS

370 Markets, LLC

Delaware Limited Liability Company

Consolidated Financial Statements as of June 30, 2021 and December 31, 2020

and for the periods ended June 30, 2021 and 2020

370 Markets, LLC

TABLE OF CONTENTS

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CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021 (UNAUDITED) AND DECEMBER 31, 2020 (AUDITED) AND FOR THE PERIODS ENDED JUNE 30, 2021 AND 2020 (UNAUDITED):

Consolidated Balance Sheets	8

Consolidated Statements of Operations	9

Consolidated Statements of Changes in Member’s Equity	10

Consolidated Statements of Cash Flows	11

Notes to the Consolidated Financial Statements	12

370 MARKETS, LLC
CONSOLIDATED BALANCE SHEETS
As of June 30, 2021 (unaudited) and December 31, 2020 (audited)

	June 30, 2021	December 31, 2020
ASSETS
Current Assets:
Cash and cash equivalents	$12,830	$612
Total Current Assets	12,830	612

Non-Current Assets:
Collectibles	381,957	173,078
Total Non-Current Assets	381,957	173,078

TOTAL ASSETS	$394,787	$173,690

LIABILITIES AND MEMBER’S EQUITY
Current Liabilities:
Accrued expenses	$948	$-
Due to related party, net	264,281	94,319
Total Current Liabilities	265,229	94,319

Total Liabilities	265,229	94,319

Member’s Equity:	129,558	79,371

TOTAL LIABILITIES AND MEMBER’S EQUITY	$394,787	$173,690

No assurance is provided.

See accompanying notes, which are an integral part of these financial statements.

370 MARKETS, LLC
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the six-month period ended June 30, 2021 and for the period from June 29, 2020 (inception) to June 30, 2020

	2021	2020
Net revenues	$-	$-
Cost of revenues	-	-
Gross profit	-	-

Operating Expenses:
Advertising and marketing	4,000	-
General and administrative	10,775	-
Total Operating Expenses	14,775	-

Net Loss	$(14,775)	$-

No assurance is provided.

See accompanying notes, which are an integral part of these financial statements.

In the opinion of management all adjustments necessary in order to make the interim consolidated financial statements not misleading have been included.

370 MARKETS, LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER’S EQUITY (UNAUDITED)
For the six-month period ended June 30, 2021 and for the period from June 29, 2020 (inception) to June 30, 2020

	Common Units	Total Member’s Equity

Balance at June 29, 2020 (Inception)	-	$-
Balance at June 30, 2020	-	$-

Issuance of common units - Parent Company	100	-
Capital contribution	-	80,520
Net loss	-	(1,149)
Balance at December 31, 2020	100	79,371

Series subscriptions	-	64,962
Net loss	-	(14,775)
Balance at June 30, 2021	100	$129,558

No assurance is provided.

See accompanying notes, which are an integral part of these financial statements.

370 MARKETS, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the six-month period ended June 30, 2021 and for the period from June 29, 2020 (inception) to June 30, 2020

	2021	2020
Cash flows from operating activities
Net loss	$(14,775)	$-
Adjustments to reconcile net loss to net cash used in operating activities	-	-
Management fee charged to due to related party	9,549	-
Change in operating assets and liabilities:
Increase/(decrease) in accrued expenses	948	-
Net cash used in operating activities	(4,278)	-

Cash flow from investing activities
Purchase of collectibles	(146,321)	-
Loan to related party	(60,000)	-
Net cash used in investing activities	(206,321)	-

Cash flow from financing activities
Proceeds from capital contribution	-	-
Proceeds from related party loan, net	202,856	-
Series subscriptions	64,962	-
Repayment of related party loan	(45,000)	-
Net cash provided by financing activities	222,818	-

Net change in cash and cash equivalents	12,218	-
Cash and cash equivalents at beginning of period	612	-
Cash and cash equivalents at end of period	$12,830	$-

Supplemental Disclosure of Non-Cash Financing Activities:
Purchase of collectibles through loans from related party	$62,558	$-

No assurance is provided.

See accompanying notes, which are an integral part of these financial statements.

370 MARKETS, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the periods ended June 30, 2021 and 2020 (unaudited)

NOTE 1: NATURE OF OPERATIONS

370 Markets, LLC and its series (the “Company”) was formed on June 29, 2020 as a Delaware limited liability company. The Company was organized primarily to originate, invest in, and manage a series of entities holding collectible and iconic alternative assets. Substantially all the Company’s business will be externally managed by its manager, 370 Legacy, Inc. (the “Parent Company”), a Delaware corporation.

As of June 30, 2021, the Company had not commenced planned full-scale principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities, preparations to raise capital, and initiating its first several series. Once the Company commences its planned principal operations, it will incur significant additional expenses, and acquire substantial assets. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to operationalize the Company’s planned operations or failing to operate the business profitably.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). These financial statements include 370 Markets, LLC and each of its series on a consolidated basis. All significant intercompany transactions have been eliminated in consolidation.

The Company adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

No assurance is provided.

370 MARKETS, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the periods ended June 30, 2021 and 2020 (unaudited)

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques, and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheet approximate their fair value.

Collectibles

Collectible assets are recorded at cost. The cost includes the purchase price, including any deposits for the collectibles funded by the manager and acquisition expenses, which include all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of the collectibles incurred prior to the closing, including brokerage and sales fees and commissions, appraisal fees, research fees, transfer taxes, third-party industry and due diligence experts, auction house fees and travel and lodging for inspection purposes.

The Company treats the collectibles as long-lived assets and are subject to an annual test for impairment but are not depreciated or amortized. These long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

As of June 30, 2021, the Company determined that none of its collectibles are impaired.

Organizational and Offering Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

No assurance is provided.

370 MARKETS, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the periods ended June 30, 2021 and 2020 (unaudited)

Organization and offering costs of the Company are initially being paid by 370 Legacy, Inc. (the “Parent Company”) on behalf of the Company prior to the Company’s planned Regulation A offering (the “Offering”) once qualified by the Securities and Exchange Commission.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.  The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances, and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may, in the future become subject to federal, state, and local income taxation though it has not been since its inception.  The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that has not commenced planned full-scale principal operations, plans to incur significant costs in the pursuit of its capital financing plans, and has not generated any revenues since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

No assurance is provided.

370 MARKETS, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the periods ended June 30, 2021 and 2020 (unaudited)

NOTE 4: MEMBER’S EQUITY

The Company has denominated its membership interests as a single class of common units. The Company has appointed 370 Legacy, Inc. as its manager and issued to 370 Legacy, Inc. 100 common units, representing 100% ownership of the Company. The Company’s founder and CEO contributed capital for a total amount of $80,520.

During the six-month period ended June 30, 2021, various of the Company’s series issued membership interests to outside investors for total contributions of $64,962. The Company engaged the services of Dalmore Group LLC as its broker and is entitled to a brokerage fee of 1% of the gross proceeds raised in the offering. At the closing of the offering, 370 Legacy, Inc. is entitled to at least 2% of the shares in each series, acquired on the same terms as the other investors. Throughout the offering, 370 Legacy, Inc. or an affiliate, has the right to purchase up to an additional 8% of the shares, capped at 10% in total of the shares in each series. During the period ended June 30, 2021, the Company incurred offering costs of $948.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY TRANSACTIONS

During the periods ended June 30, 2021 and December 31, 2020, 370 Legacy, Inc. borrowed a total of $60,000 and $27,551, respectively, from the Company. The loans are non-interest bearing with no formal repayment terms or other loan terms and are considered collectable on demand. The Company also borrowed a total of $202,856 and $138,870 from 370 Legacy, Inc. during the periods ended June 30, 2021 and December 31, 2020, respectively. Total repayments made during the periods ended June 30, 2021 and December 31, 2020 amounted to $45,000 and $17,000, respectively. The loans are non-interest bearing with no formal repayment terms or other loan terms and are considered payable on demand. As of June 30, 2021 and December 31, 2020, the net outstanding payable to 370 Legacy, Inc. amounted to $264,281 and $94,319, respectively.

The Company engaged 370 Legacy, Inc. and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition, and disposition decisions, the sale of the Company’s common shares available for issuance, as well as other administrative responsibilities for the Company, including accounting services and investor relations. As agreed, an annual management fee of 5% of post-offering value of the underlying assets shall be paid to 370 Legacy, Inc as a manager’s compensation for identifying and managing the acquisition of the underlying assets, and for managing the series. As of and during the period ended June 30, 2021, the Company recognized accrued management fee of $9,549.

No assurance is provided.

370 MARKETS, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the periods ended June 30, 2021 and 2020 (unaudited)

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606).  This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC.  The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.  In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016.  Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative-effect adjustment at the date of initial application.  The Company adopted this new standard effective on its inception date.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842).  This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet.  The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years.  Early adoption is permitted.  The Company is continuing to evaluate the impact of this new standard on its financial reporting and disclosures.

In October 2016, FASB issued ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory”, which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption of the update is permitted. Management believes that the adoption of ASU 2016-16 has no impact on the Company’s financial statements and disclosures.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company’s financial statements.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement”, which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. Management does not expect the adoption of ASU 2018-13 to have a material impact on the Company’s financial statements.

No assurance is provided.

370 MARKETS, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the periods ended June 30, 2021 and 2020 (unaudited)

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company’s financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

On August 9, 2021, the Company amended its Regulation A offering circular to add to the offering statement as qualified, the offering of an additional series (Series Grammy) and to amend, update and/or replace certain information contained in the offering circular.

Management’s Evaluation

Management has evaluated all subsequent events through September 28, 2021, the date the financial statement was available to be issued. There are no additional material events requiring disclosure or adjustment to the financial statement.

No assurance is provided.

ITEM 4.  EXHIBITS

Index to Exhibits

Description	Item	Exhibit
Charter (including amendments) (1)	Item 17.2	1A-2A
Operating Agreement (including amendments) (1)	Item 17.2	1A-2B
Form of Subscription Agreement (1)	Item 17.4	1A-4

(1) Previously filed as an Exhibit to the Company’s Form 1-A/A filed with the Commission on March 9, 2021

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

370 Markets, LLC

By:	/s/ Gerome Daren Sapp

Chief Executive Officer and Director

September 28, 2021

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/ Gerome Daren Sapp

Gerome Daren Sapp

Chief Executive Officer (principal executive officer) and Director

September 28, 2021

By:	/s/ Matthew Daniel Hall

Matthew Daniel Hall

Chief Financial Officer (principal financial officer and principal accounting officer),

Chief Operations Officer and Director

September 28, 2021